UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NAVTEQ Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

63936L 10 0

(CUSIP Number)

Arie Westerlaken

General Secretary and Senior Vice President

Koninklijke Philips Electronics N.V.

Breitner Center, Amstelplein 2, 1096 BC

Amsterdam, The Netherlands

Tel.no. +31 20 59 77 132

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on following pages)

CUSIP NO. 63936L 10 0	13D/A

1.	NAMES OF REPORTING PERSONS: Koninklijke Philips Electronics N.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: N.A.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7. SOLE VOTING POWER: 0 Shares 8. SHARED VOTING POWER: 0 Shares 9. SOLE DISPOSITIVE POWER: 0 Shares 10. SHARED DISPOSITIVE POWER: 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON: CO/HC

CUSIP NO. 63936L 10 0	13D/A

1.	NAMES OF REPORTING PERSONS: Philips Media B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: N.A.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7. SOLE VOTING POWER: 0 Shares 8. SHARED VOTING POWER: 0 Shares 9. SOLE DISPOSITIVE POWER: 0 Shares 10. SHARED DISPOSITIVE POWER: 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON: CO/HC

CUSIP NO. 63936L 10 0	13D/A

1.	NAMES OF REPORTING PERSONS: Philips Consumer Electronic Services B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: N.A.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7. SOLE VOTING POWER: 0 Shares 8. SHARED VOTING POWER: 0 Shares 9. SOLE DISPOSITIVE POWER: 0 Shares 10. SHARED DISPOSITIVE POWER: 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON: CO/HC

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D relates to the Schedule 13D filed on August 12, 2004, as amended by Amendment No. 1 to Schedule 13D filed on March 29, 2005, with respect to the Common Stock, par value $.001 per share (the “Common Stock”), of NAVTEQ Corporation (the “Company” or “NAVTEQ”), a Delaware corporation, by the Reporting Persons (as defined in Item 2.). The address of the principal executive offices of the Company is 222 Merchandise Mart, Suite 900, Chicago, Illinois 60654.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a) This statement is being filed by Koninklijke Phillips Electronics N.V., a Netherlands corporation (“KPENV”), Philips Media B.V., a Netherlands corporation (“Philips Media”), and Philips Consumer Electronic Services B.V., a Netherlands corporation (“Philips B.V.”, and collectively with KPENV and Philips Media, the “Reporting Persons.”).

Certain information concerning each director and executive officer of (i) KPENV is set forth in Schedule I hereto, (ii) Philips Media is set forth in Schedule II hereto, and (iii) Philips B.V. is set forth in Schedule III hereto and is, in each case, incorporated herein by reference.

(b) The principal business address of KPENV is Breitner Tower, Amstelplein 2, 1096 BC, Amsterdam, The Netherlands. The principal business address of Philips Media is Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands. The principal business address of Philips B.V. is Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands.

(c) The primary business of each of the Reporting Persons is the manufacture and distribution of electronic and electrical products, systems and equipment, as well as information technology (including multimedia) services.

(d) None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of KPENV, Philips Media and Philips B.V. is a company incorporated under the laws of the Netherlands.

This Item 2 is qualified in its entirety by reference to Schedules I, II and III, which are incorporated herein by reference.

Item 4. Purpose of Transactions

Item 4 is hereby amended and supplemented as follows:

In connection with a registered offering of 33,101,305 shares of Common Stock to the public (the “Offering”), which was consummated on May 10, 2005, pursuant to a purchase agreement (the “Purchase Agreement”), dated May 4, 2005, Philips B.V. sold to the underwriters named therein (the “Underwriters”) 33,101,305 shares of Common Stock at a price of $37.50 per share (the “Purchase Price”).

Pursuant to the Purchase Agreement, Philips B.V. has agreed during the period beginning May 4, 2005 and continuing to and including the date 90 days after May 4, 2005, (i) not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the “Lock-up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-up Securities, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, without the prior written consent of the Underwriters.

Before the end of the third quarter of the Company’s fiscal year, Wilco Groenhuysen intends to resign from the board of directors of the Company.

As of the date of this Amendment No. 2, other than as described above, none of the Reporting Persons has any plans or proposals with respect to the Company which relate to or would result in any of the events described in Items 4(a) through 4(j).

The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects, their interests in and intentions with respect to the Company and general market conditions. Accordingly, the Reporting Persons may change their plans and intentions at any time and from time to time, as they deem appropriate. In particular, each Reporting Person may at any time and from time to time dispose of shares of Common Stock or acquire additional shares of Common Stock. To the knowledge of the Reporting Persons, each of the persons listed on Schedules I, II and III hereto may make a similar evaluation and reserves the same rights.

This Item 4 is qualified in its entirety by the Purchase Agreement, which is filed as Exhibit 1 hereto.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended in their entirety as follows:

(a), (b) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto beneficially owns any NAVTEQ Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1.	Purchase Agreement, dated May 4, 2005, among Philips Consumer Electronic Services B.V., Navteq Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Lehman Brothers Inc. and UBS Securities LLC, and each of the other underwriters named in Schedule A thereto.

2.	Joint Filing Agreement, dated as of August 12, 2004, among the Reporting Persons (incorporated by reference to Exhibit 5 of the Schedule 13D filed by the reporting Persons on August 12, 2004).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2005

KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ Arie Westerlaken
Name:	Arie Westerlaken
Title:	General Secretary and Senior Vice President

PHILIPS MEDIA B.V.

By:	/s/ Arie Westerlaken
Name:	Arie Westerlaken
Title:	Director

PHILIPS CONSUMER ELECTRONIC SERVICES B.V.

By:	/s/ Arie Westerlaken
Name:	Arie Westerlaken
Title:	Director

SCHEDULE I

(a) Members of the Supervisory Board of Koninklijke Philips Electronics N.V.

Unless otherwise indicated, each person listed below is not employed, other than as a member of the Supervisory Board, and thus no employer, employer’s address or employer’s principal business is listed.

Name:	W. de Kleuver
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Executive Vice-President of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	J.M. Hessels
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Chief Executive Officer of Royal Vendex KBB.
Citizenship:	The Netherlands

Name:	Sir Richard Greenbury
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Chairman and Chief Executive Officer of Marks & Spencer.
Citizenship:	United Kingdom

Name:	J.M. Thompson
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Vice Chairman of the Board of Directors of IBM.
Citizenship:	Canada

Name:	C.J.A. van Lede
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Chairman of the Board of Management of Akzo Nobel.
Citizenship:	The Netherlands

Name:	Prof. K.A.L.M. van Miert
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former President of Nyenrode University and former Vice-President of the European Commission.
Citizenship:	Belgium

Name:	L. Schweitzer
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Chairman and Chief Executive Officer of la regie nationale des usines Renault.
Employer:	La regie nationale des usines Renault
Employer’s Address:	34 Quai du Point du Jour BP 103 92109 Boulogne Bilancourt Cedex, France
Employer’s Principal Business:	Design, manufacture and sale of automobiles and related businesses
Citizenship:	France

Name:	E. Kist
Business Address:	Koninklijke Philips Electronics N.V. Breitner Center Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Retired. Former Chairman of the Executive Board of ING Group
Citizenship:	The Netherlands

Name:	N.I. Wong
Business Address:	Koninklijke Philips Electronics N.V. Breitner Center Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Chairman and CEO of Venture Corporation Ltd.
Citizenship:	Singapore

(b)	Members of Board of Management and Group Management Committee of Koninklijke Philips Electronics N.V.

Unless otherwise indicated, each member of the Board of Management and Group Management Committee is employed by Koninklijke Philips Electronics N.V. at Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands, whose principal business is set forth in this Statement, and thus no employer, employer’s address or employer’s principal business is listed.

Name:	Gerard J. Kleisterlee
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	President and Chief Executive Officer of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Jan H.M. Hommen
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Vice-Chairman of the Board of Management and Chief Financial Officer of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Gottfried H. Dutine
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Executive Vice-President of Koninklijke Philips Electronics N.V.
Citizenship:	Germany

Name:	Ad Huijser
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Executive Vice-President and Chief Technology Officer of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Andrea Ragnetti
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President, CEO Philips DAP and Chief Marketing Officer of Koninklijke Philips Electronics N.V.
Citizenship:	Italy

Name:	Daniel Hartert
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President and Chief Information Officer of Koninklijke Philips Electronics N.V.
Citizenship:	Germany

Name:	Tjerk Hooghiemstra
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President of Koninklijke Philips Electronics N.V., Human Resources Management
Citizenship:	The Netherlands

Name:	Jouko A. Karvinen
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President and CEO of the Medical Systems Division, of Koninklijke Philips Electronics N.V.
Citizenship:	Finland

Name:	Frans van Houten
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President and CEO of the Semiconductor division of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Barbara Kux
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President and Chief Purchasing Officer of Koninklijke Philips Electronics N.V.
Citizenship:	Switzerland

Name:	Theo van Deursen
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President and CEO of the Lighting Division, of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Rudy Provoost
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice President, and CEO of the Consumer Electronics division of Koninklijke Philips Electronics N.V.
Citizenship:	Belgium

Name:	Arie Westerlaken
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, General Secretary, Chief Legal Officer and Secretary to the Board of Management of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

SCHEDULE II

(a) Members of the Board of Directors of Philips Media B.V.

Unless otherwise indicated, each person listed below is not employed, other than as a member of the Board of Directors, and thus no employer, employer’s address or employer’s principal business is listed.

Name:	Arie Westerlaken
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, General Secretary, Chief Legal Officer and Secretary to the Board of Management of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Frits van Brussel
Business Address:	Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands
Principal Occupation:	Vice President Philips International B.V.
Citizenship:	The Netherlands

SCHEDULE III

(a) Members of the Board of Directors of Philips Consumer Electronic Services N.V.

Unless otherwise indicated, each person listed below is not employed, other than as a member of the Board of Directors, and thus no employer, employer’s address or employer’s principal business is listed.

Name:	Arie Westerlaken
Business Address:	Koninklijke Philips Electronics N.V. Breitner Centre Amstelplein 2 1096 BC Amsterdam, The Netherlands
Principal Occupation:	Senior Vice-President, General Secretary, Chief Legal Officer and Secretary to the Board of Management of Koninklijke Philips Electronics N.V.
Citizenship:	The Netherlands

Name:	Frits van Brussel
Business Address:	Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands
Principal Occupation:	Vice President Philips International B.V.
Citizenship:	The Netherlands